FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 3, 2021

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave. Suite 200 Spokane, WA 99202	(509) 443-5746
Address of Principal Executive Office	Telephone Number
Series A Preferred Stock, par value $0.0001 Class of Securities Offered

Unregistered Sales of Equity Securities

On May 15, 2019, the Board of Directors of the Company approved an offering of Series A Preferred Stock of the Company pursuant to Regulation D, Rule 506(c) in an amount equal up to $1,250,000 with oversubscription up to $1,350,000 at $3.84 per share (the “506(c) Offering”). Subsequently, the size of the 506(c) Offering was increased to allow for the offer and sale of any remaining authorized shares of Series A Preferred Stock. On October 22, 2020, the Board of Directors of the Company approved an offering of Series A Preferred Stock in an amount up to $1,069,996.80 at $3.84 per share pursuant to Regulation Crowdfunding (the “Crowdfunding Offering”), with 2% of the total amount of investments raised committed to be issued as equity compensation to the intermediary in accordance with Rule 300(b) of Regulation Crowdfunding (the “Intermediary Equity”). Additionally, a convertible note holder agreed to convert the outstanding principal and accrued interest of an outstanding note into shares of Series A Preferred Stock at a price per share of $3.84 pursuant to Regulation D Rule 506(b) (the “Note Conversion”).

In the Company’s Semiannual Report dated September 28, 2020, the Company disclosed that including subsequent events there were 3,569,028 shares of Series A Preferred Stock outstanding as of the date thereof (the “Prior Report”). As of February 25, 2021, the Company had first sold or entered into agreements enforceable against the Company to sell shares of Series A Preferred Stock in the aggregate between the 506(c) Offering, the Crowdfunding Offering, the Intermediary Equity, and the Note Conversion in an amount that constituted more than ten percent (10%) of the outstanding shares of Series A Preferred Stock described in the Prior Report. No shares were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the Company, or was an underwriter of any securities of the Company.

Subsequent to the Prior Report, the shares of Series A Preferred Stock first sold or for which the Company has entered into agreements enforceable against the Company to sell such shares pursuant to the 506(c) Offering, the Crowdfunding Offering, Intermediary Equity, and the Note Conversion are as follows:

Transaction	Price Per Share	Securities Sold	Consideration
506(c) Offering	$3.84	88,320	$339,148.80
Crowdfunding Offering	$3.84	257,476	$988,707.84
Intermediary Equity	In Kind	5,150	$0
Note Conversion	$3.84	6,679	$25,647.36
	Total:	357,625	$1,353,504.00

Purchasers in the 506(c) Offering delivered written confirmation from appropriate third-party verifiers that such verifiers had taken reasonable steps to verify that such purchaser was an accredited investor within the prior three months and determined that such purchaser was an accredited investor. Offers and sales in connection with the Crowdfunding Offering were made pursuant to an effective offering statement through an online intermediary. The Note Conversion was made pursuant to Regulation D Rule 506(b), based on certifications made by the converting note holder along with representations and warranties made by such converting note holder regarding such note holder’s status as an accredited investor.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyperSciences, Inc.

By:    /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Date:   March 3, 2021